

February 20, 2015

Via E-mail
Kimberlee Seah, Esq.
Senior Vice President, Secretary and General Counsel
BioScrip, Inc.
100 Clearbrook Road
Elmsford, New York 10523

> **Re:** **BioScrip, Inc.**
> **Registration Statement on Form S-4**
> **Filed February 6, 2015**
> **File No. 333-201925**

Dear Ms. Seah:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

1. Under Rule 3-12(b) of Regulation S-X, if the anticipated effective date or proposed mailing date falls after 45 days subsequent to the end of the fiscal year and the registrant does not meet the conditions prescribed under paragraph (c) of Rule 3-01, the filing must include audited financial statements for the most recently completed fiscal year. It does not appear from the interim financial information already presented that you could expect to earn net income after taxes but before extraordinary items and cumulative effect of a change in accounting principle. Please update your financial statements and related financial information in accordance with the requirements set forth in Rule 3-12(b) of Regulation S-X, and make consistent revisions to your Management´s Discussion and Analysis of Financial Condition and Results of Operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matthew Jones at (202) 551-3786 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Scott M. Zimmerman, Esq.
        Dechert LLP
        1095 Avenue of the Americas
        New York, New York 10036